                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D**


                  Under the Securities Exchange Act of 1934
                              (Amendment No.  )*


                              Coyote Sports, Inc.
                                (Name of Issuer)


                         Common Stock, $0.001 Per Share
                         (Title of Class of Securities)


                                   224071100
                                 (CIC Number)


                               Mr. Mark A. Pappas
                            307 West Seventh Street
                                   Suite 1210
                            Fort Worth, Texas  76102
                                 (817) 810-0014
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 March 19, 1998
            (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of Stock reported herein is 685,004 shares, which constitutes approximately 14.4% of the 4,758,004 shares of Stock outstanding.

--------------------------------------------------------------------------------
1.       Name of Reporting Person:

         Paragon Coyote Texas Ltd.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group:

                                                                       (a) /   /

                                                                       (b) / X /
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds: OO

--------------------------------------------------------------------------------
5.       Check box if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e):
                                                                           /   /
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization: Texas

--------------------------------------------------------------------------------
                          7.      Sole Voting Power: 685,004 (1)(2)
Number of
Shares                    ------------------------------------------------------
Beneficially              8.      Shared Voting Power: -0-
Owned By
Each                      ------------------------------------------------------
Reporting                 9.      Sole Dispositive Power: 685,004 (1)(2)
Person
With                      ------------------------------------------------------
                          10.     Shared Dispositive Power: -0-

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         685,004 (2)
--------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                           /   /
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11):  14.4%

--------------------------------------------------------------------------------
14.      Type of Reporting Person: PN

--------------------------------------------------------------------------------

------------

(1) Power is exercised through its sole general partner, Paragon Management Group, Inc.

(2) Assumes exercise in full of Paragon Coyote Texas Ltd.'s option to acquire up to 521,739 shares of the Stock. See Item 6.

--------------------------------------------------------------------------------
1.       Name of Reporting Person:

         Paragon Management Group, Inc.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group:

                                                                       (a) /   /

                                                                       (b) / X /
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds: Not Applicable

--------------------------------------------------------------------------------
5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                           /   /

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization: Texas

--------------------------------------------------------------------------------
                          7.      Sole Voting Power:  685,004 (1)(2)(3)
Number of
Shares                    ------------------------------------------------------
Beneficially              8.      Shared Voting Power: -0-
Owned By
Each                      ------------------------------------------------------
Reporting                 9.      Sole Dispositive Power:  685,004 (1)(2)(3)
Person
With                      ------------------------------------------------------
                          10.     Shared Dispositive Power: -0-

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                 685,004 (2)(3)
--------------------------------------------------------------------------------
12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                           /   /
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11):  14.4%

--------------------------------------------------------------------------------
14.      Type of Reporting Person: CO

--------------------------------------------------------------------------------

------------

(1)      Acting through its President, Mark A. Pappas.

(2) Solely in its capacity as the sole general partner of Paragon Coyote Texas Ltd.

(3) Assumes exercise in full of Paragon Coyote Texas Ltd.'s option to acquire up to 521,739 shares of the Stock. See Item 6.

--------------------------------------------------------------------------------
1.       Name of Reporting Person:

         Mark A. Pappas
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group:

                                                                       (a) /   /

                                                                       (b) / X /
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds: Not Applicable

--------------------------------------------------------------------------------
5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                           /   /

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization: USA

--------------------------------------------------------------------------------
                          7.      Sole Voting Power:  685,004 (1)(2)
Number of
Shares                    ------------------------------------------------------
Beneficially              8.      Shared Voting Power: -0-
Owned By
Each                      ------------------------------------------------------
Reporting                 9.      Sole Dispositive Power:  685,004 (1)(2)
Person
With                      ------------------------------------------------------
                          10.     Shared Dispositive Power: -0-

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                 685,004 (1)(2)
--------------------------------------------------------------------------------
12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                           /   /
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11):  14.4%

--------------------------------------------------------------------------------
14.      Type of Reporting Person: IN

--------------------------------------------------------------------------------

------------

(1) Solely in his capacity as the President of Paragon Management Group, Inc.

(2) Assumes exercise in full of Paragon Coyote Texas Ltd.'s option to acquire up to 521,739 shares of the Stock. See Item 6.

Item 1.          SECURITY AND ISSUER.

         This statement relates to shares of the common stock, par value $0.001 per share (the "Stock"), of Coyote Sports, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2291 Arapahoe Avenue, Boulder, Colorado 80302.


Item 2.          IDENTITY AND BACKGROUND.

         (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Act, the undersigned hereby file this
Schedule 13D Statement on behalf of Paragon Coyote Texas Ltd., a Texas limited partnership (the "Partnership"), Paragon Management Group, Inc., a Texas corporation ("Paragon"), and Mark A. Pappas ("MAP"). The Partnership, Paragon and MAP are sometimes hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

         (b) - (c)

         The Partnership

         The Partnership is a Texas limited partnership the principal business of which is investing in the Issuer. The principal business address of the Partnership, which also serves as its principal office, is 307 West Seventh Street, Suite 1210, Fort Worth, Texas 76102. Pursuant to Instruction C to
Schedule 13D of the Act, information with respect to Paragon, sole general partner of the Partnership, is set forth below.

         Paragon

         Paragon is a Texas corporation the principal business of which is investment management. Paragon's principal business address, which also serves as its principal office, is 307 West Seventh Street, Suite 1210, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to MAP, Paragon's sole officer, director and controlling person, is set forth below.

         MAP

         MAP's principal occupation or employment is serving as the President of Paragon. MAP's business address is 307 West Seventh Street, Suite 1210, Fort Worth, Texas 76102.

         (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.


Item 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source and amount of the funds used by the Reporting Persons to purchase shares of Stock are as follows:

             REPORTING PERSON                    SOURCE OF FUNDS             AMOUNT OF FUNDS
              The Partnership                           (1)                   $1,000,000 (1)

                                                        (2)                   $3,600,000 (3)

              Paragon                              Not Applicable             Not Applicable

              MAP                                  Not Applicable             Not Applicable

                 (1) The 163,265 shares of the Stock reported herein as directly owned by the Partnership were issued in connection with the $6,000,000 loan that the Partnership made to the Issuer. See Item 6.

                 (2) The source of the funds to be used by the Partnership to exercise part or all of the Unifiber Option, assuming such exercise, has not yet been determined. See Item 6.

                 (3) The indicated amount assumes exercise in full of the Unifiber Option at the price of $6.90 per share of Stock. See Item 6.


Item 4.          PURPOSE OF TRANSACTION.

         The Partnership entered into the transactions described in Item 6 for investment purposes. Depending on market conditions and other factors that the Partnership may deem material to its investment decision, the Partnership may exercise all or a portion of the Unifiber Option and/or may purchase shares of the Stock in the open market or in private transactions. Depending on these same factors, the Partnership may exercise none of the Unifiber Option, may make no such purchases and/or may sell shares of the Stock in the open market or in private transactions.

         As described in Item 6, (a) the Partnership made the Loan to, among other things, facilitate the Issuer's acquisition of all of the outstanding capital stock of Unifiber Corporation, a California corporation ("Unifiber"),
(b) under certain circumstances the Issuer may issue additional shares of the Stock to the Partnership pursuant to the terms of the Loan Agreement and (c) in connection with the transactions described therein (i) the Issuer increased the size of its Board of Directors from four to five, (ii) the Issuer appointed MAP to fill the newly-created vacancy and (iii) the Issuer's Chief Executive Officer and President have agreed that, while any part of the Loan remains outstanding, they shall vote all of the shares of the Stock owned by them in favor of the election of (and against the removal of, if applicable) a Partnership-designated nominee as a director of the Issuer.

         See also Item 6, which is incorporated herein by reference.

         Except as set forth herein or in the Exhibits filed or to be filed herewith, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D of the Act.


Item 5.          INTEREST IN SECURITIES OF THE ISSUER.

         (a)

         The Partnership

         The aggregate number of shares of the Stock that the Partnership owns beneficially, pursuant to Rule 13d-3 of the Act, is 685,004, which constitutes approximately 14.4% of the outstanding shares of the Stock.

         Paragon

         Because of its position as the sole general partner of the Partnership, Paragon may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 685,004 shares of the Stock in the aggregate, which constitutes approximately 14.4% of the outstanding shares of the Stock.

         MAP

         Because of his position as the President of Paragon, MAP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 685,004 shares of the Stock, which constitutes approximately 14.4% of the outstanding shares of the Stock.

         To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

         (b)

         The Partnership

         Acting through its sole general partner and assuming exercise in full of the Unifiber Option, the Partnership has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 685,004 shares of the Stock.

         Paragon

         Acting through its President and assuming exercise in full of the Unifiber Option, and in its capacity as the sole general partner of the Partnership, Paragon has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 685,004 shares of the Stock.

         MAP

         In his capacity as Paragon's President and assuming exercise in full of the Unifiber Option, MAP has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 685,004 shares of the Stock.

         (c) Except as set forth in Item 6 of this Schedule 13D, to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the Stock during the past 60 days.

         (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock owned by such Reporting Person.

         (e)     Not applicable.


Item 6.          CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                 RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On March 19, 1998, the Partnership closed a $6,000,000 loan to the Issuer for the purpose of, among other things, facilitating the Issuer's acquisition of all of the outstanding capital stock of Unifiber (the "Loan"). The description that follows of certain provisions of various documents relating to the Loan, including the Loan Agreement filed as Exhibit 10.1 hereto (the "Loan Agreement"), the Issuer's $6,000,000 Promissory Note filed as Exhibit 10.2 hereto (the "Issuer Note"), the Registration Rights Agreement filed as Exhibit
10.3 hereto (the "Registration Rights Agreement"), the Security Agreement between Mel S. Stonebraker, the Issuer's Chief Executive Officer ("Stonebraker"), as Pledgor, and the Partnership, as Secured Party, filed as
Exhibit 10.4 hereto (the "Stonebraker Security Agreement"), the Security Agreement between James M. Probst, the Issuer's President ("Probst"), as Pledgor, and the Partnership, as Secured Party, filed as Exhibit 10.5 hereto (the "Probst Security Agreement"), the Section 3 Agreement among, inter alia, the Partnership and the Issuer filed as Exhibit 10.6 hereto (the "Section 3

Agreement"), the Partnership's $6,000,000 Promissory Note filed as Exhibit 10.7 hereto (the "Partnership Note") and the Pledge Agreement between the Partnership, as Pledgor, and Don & Marty Management Group, Inc., a Texas corporation, as Secured Party, filed as Exhibit 10.8 hereto (the "Partnership Pledge Agreement"), is not, and does not purport to be, complete, and is qualified in its entirety by reference to such Exhibits. All undefined capitalized terms used herein shall have the meanings respectively ascribed to them in the Loan Agreement.

          The Loan accrues interest at the rate of 12% per annum, with interest payable quarterly in arrears and the principal due upon maturity on September 19, 1999. The Issuer may prepay the Loan at any time without penalty or premium. At the Partnership's option, the Issuer generally shall be required to prepay the Loan to the extent of any cash proceeds that the Issuer receives from the sale of Issuer securities while any part of the Loan remains outstanding. The Loan Agreement contains covenants that restrict the Issuer's ability to, among other things, incur additional indebtedness, encumber its assets, declare and pay dividends, repurchase its securities, issue additional securities or enter into specified fundamental corporate transactions. Events of default under the Loan include, in addition to customary events of default, the Partnership's good faith belief that it is insecure with respect to the Loan, the default by any party under the Unifiber Purchase Agreement, the Partnership's ceasing at any time to have at least one person that it has designated serving on the Issuer's Board of Directors and the Issuer's increasing the size of its Board of Directors without the consent of the Partnership-designated director. Also pursuant to the Loan Agreement, the Issuer has unconditionally and irrevocably assigned to the Partnership the Issuer's rights under Section 3 of the Unifiber Shareholder Agreement to purchase the 521,739 shares of the Stock issued in connection with the Issuer's acquisition of Unifiber at any time during the two-year period following the closing thereof at 120% of the Issue Price, as defined in the Unifiber Purchase Agreement (the "Unifiber Option"). All representations, warranties, covenants and agreements in the Loan Agreement, the Issuer Note and the Other Transaction Documents survive forever, and each of the Issuer, Stonebraker and Probst have agreed to indemnify the Partnership against any damages that result from the breach of any of their respective representations, warranties and covenants set forth in the Loan Agreement. Also pursuant to the Loan Agreement, (I) Stonebraker and Probst have agreed that, while any part of the Loan remains outstanding, they shall vote all of the Collateral Shares in favor of the election of (and against the removal of, if applicable) a Partnership-designated nominee as a director of the Issuer and (II) the Partnership shall be entitled to vote the Collateral Shares in the event that the Issuer is in default under the Loan Agreement without the necessity of foreclosing on the Collateral Shares. The Loan Agreement contains a power of attorney from Stonebraker and Probst to effect the provision set forth in clause (II) of the immediately-preceding sentence.

          In connection with the Loan, the Issuer issued the Partnership 163,265 shares of the Stock, which represented $1,000,000 divided by the closing price of the Stock on the NASDAQ Small Cap Market on the day immediately preceding the closing of the Loan. The Loan Agreement provides that the Issuer shall issue to the Partnership such additional number of shares of the Stock, if any, as are necessary to make the aggregate value of all shares of Stock issued equal $1,000,000 on the first anniversary of the Loan, upon the maturity of the Loan and upon the prepayment, if any, of the Loan.

          As collateral for the Loan, Stonebraker pledged to the Partnership the 1,430,000 shares of the Stock owned by him (the "Stonebraker Collateral Shares") pursuant to the Stonebraker Security Agreement, and Probst pledged to the Partnership the 1,170,000 shares of the Stock owned by him (the "Probst Collateral Shares") pursuant to the Probst Security Agreement. The Stonebraker Security Agreement and the Probst Security Agreement are identical and contain customary terms and conditions.

         Pursuant to the Registration Rights Agreement, the Issuer has granted to the Partnership and its assigns the right at any time during the five-year period following the Closing (a) to demand up to two registrations of at least 50,000 shares of Stock each on Form S-3 and (b) to include shares of the Stock in any registration of Issuer securities other than pursuant to an offering (i) to directors, officers or employees of the Issuer or any of its subsidiaries pursuant to a bona fide employee stock option, bonus or other plan or (ii) in which such securities are to be sold for consideration other than cash. The Issuer generally has agreed to pay all expenses of registration other than underwriting discounts and commissions and transfer taxes, and has agreed not to grant any additional registration rights unless (A) such rights are subordinate to the registration rights granted to the Partnership and its assigns pursuant to the Registration Rights Agreement or (B) the holders of at least two-thirds of the Registrable Securities (as defined therein) shall have given their prior written consent. The registration rights set forth in the Registration Rights Agreement are subject to customary cutbacks, indemnities and other provisions.

         Pursuant to the Section 3 Agreement, the Shareholder (as defined therein) has consented to the assignment of the Unifiber Option and has agreed that no approval of the Issuer's Board of Directors shall be required as a condition to the Partnership's exercise of the Unifiber Option.

         The Partnership borrowed the funds to make the Loan from Don & Marty Management Group, Inc., a Texas corporation, pursuant to the Partnership Note and the Partnership Pledge Agreement. The terms and conditions of the Partnership Note generally mirror those of the Issuer Note, except that (i) the interest rate on the Partnership Note is 8% per annum and (ii) all of the events of default under the Partnership Note are customary. Pursuant to the Partnership Pledge Agreement, the indebtedness evidenced by the Partnership
Note is secured by the Pledged Rights (as defined in the Partnership Pledge Agreement).

         Except as set forth herein or in the Exhibits filed or to be filed herewith, there are no other contracts, arrangements, understandings or relationships with respect to the Stock owned by the Reporting Persons.

Item 7.          MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 10.1 --  Loan Agreement dated as of March 19, 1998 by and among Coyote
                 Sports, Inc., Mel S. Stonebraker, James M. Probst and Paragon Coyote Texas Ltd.

Exhibit 10.2 --  $6,000,000 Promissory Note dated as of March 19, 1998 made by
                 Coyote Sports, Inc. in favor of Paragon Coyote Texas Ltd.

Exhibit 10.3 --  Registration Rights Agreement dated as of March 19, 1998 by and between Coyote Sports, Inc. and Paragon Coyote Texas Ltd.

Exhibit 10.4 --  Security Agreement dated as of March 19, 1998 by and between
                 Mel S. Stonebraker, as Pledgor, and Paragon Coyote Texas Ltd., as Secured Party.

Exhibit 10.5 --  Security Agreement dated as of March 19, 1998 by and between
                 James M. Probst, as Pledgor, and Paragon Coyote Texas Ltd., as Secured Party.

Exhibit 10.6 --  Section 3 Agreement dated as of March 19, 1998 by and among
                 Robert W. Tennent, Special Trustee of the Tennent Family Trust dated as of November 20, 1989, Coyote Sports, Inc. and Paragon Coyote Texas Ltd.

Exhibit 10.7 --  $6,000,000 Promissory Note dated as of March 19, 1998 made by
                 Paragon Coyote Texas Ltd. in favor of Don & Marty Management Group, Inc.

Exhibit 10.8 --  Pledge Agreement dated as of March 19, 1998 by and between
                 Paragon Coyote Texas Ltd., as Pledgor, and Don & Marty Management Group, Inc., as Secured Party.

Exhibit 99.1--   Agreement pursuant to Rule 13d-1(f)(1)(iii).

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  March 30, 1998

                                  PARAGON COYOTE TEXAS LTD.,
                                     a Texas limited partnership

                                  By:  Paragon Management Group, Inc.,
                                         a Texas corporation, General Partner



                                       By:   /s/ Mark A. Pappas
                                           ------------------------------------
                                             Mark A. Pappas, President

                                  PARAGON MANAGEMENT GROUP, INC.,
                                     a Texas corporation



                                  By:   /s/ Mark A. Pappas
                                      -----------------------------------------
                                        Mark A. Pappas, President



                                     /s/ Mark A. Pappas
                                  ---------------------------------------------
                                  MARK A. PAPPAS

                                 EXHIBIT INDEX


EXHIBIT          DESCRIPTION
-------          -----------
10.1             Loan Agreement dated as of March 19, 1998 by and among Coyote Sports, Inc., Mel S. Stonebraker, James
                 M. Probst and Paragon Coyote Texas Ltd., filed herewith.

10.2             $6,000,000 Promissory Note dated as of March 19, 1998 made by Coyote Sports, Inc. in favor of Paragon
                 Coyote Texas Ltd., filed herewith.

10.3             Registration Rights Agreement dated as of March 19, 1998 by and between Coyote Sports, Inc. and Paragon
                 Coyote Texas Ltd., filed herewith.

10.4             Security Agreement dated as of March 19, 1998 by and between Mel S. Stonebraker, as Pledgor, and
                 Paragon Coyote Texas Ltd., as Secured Party, filed herewith.

10.5             Security Agreement dated as of March 19, 1998 by and between James M. Probst, as Pledgor, and Paragon
                 Coyote Texas Ltd., as Secured Party, filed herewith.

10.6             Section 3 Agreement dated as of March 19, 1998 by and among Robert W. Tennent, Special Trustee of the
                 Tennent Family Trust dated as of November 20, 1989, Coyote Sports, Inc. and Paragon Coyote Texas Ltd.,
                 filed herewith.

10.7             $6,000,000 Promissory Note dated as of March 19, 1998 made by Paragon Coyote Texas Ltd. in favor of Don
                 & Marty Management Group, Inc., filed herewith.

10.8             Pledge Agreement dated as of March 19, 1998 by and between Paragon Coyote Texas Ltd., as Pledgor, and
                 Don & Marty Management Group, Inc., as Secured Party, filed herewith.

99.1             Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.